Andrews Kurth LLP 1350 I Street, NW Suite 1100 Washington, DC 20005 +1.202.662.2700 Phone +1.202.662.2739 Fax andrewskurth.com

December 19, 2014

VIA EDGAR

Mr. Ethan Horowitz

United States Securities and Exchange

      Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rose Rock Midstream, L.P.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 001-35365

Dear Mr. Horowitz:

Set forth below are the responses of Rose Rock Midstream, L.P., a Delaware limited partnership ( “Rose Rock Midstream, L.P.,” the “Partnership,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 16, 2014, with respect to the Partnership’s Annual Report on Form 10-K for the Fiscal Year Ended December, 31, 2013 (File No. 001-35365). Each response below has been prepared and is being provided by the Partnership, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to the Consolidated Financial Statements

Note 3 – Acquisitions, page F-12

SemCrude Pipeline, LLC, page F-12

1.

Your response to comment 2 in our letter dated November 13, 2014 regarding the acquisition of SemCrude Pipeline, LLC (“SCPL”) states that you recorded a reduction to equity equal to the amount of equity issued and the cash proceeds in excess of historical cost. Please provide us with additional detail explaining why this reduction was attributed to your various ownership classes. As part of your response, please quantify

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the historical cost basis of the acquired entity and show us the calculation supporting your statement that any increase to equity was offset by a corresponding reduction for consideration in excess of historical cost. In addition, please tell us how you concluded it was appropriate to record the equity consideration issued to SemGroup Corporation based on its fair value.

Response:

In determining the attribution of the reduction of equity for proceeds in excess of historical cost, we considered several alternatives including attributing the entire reduction to the general partner and attributing the reduction pro-rata to all of the equity holders. We chose not to allocate the reduction solely to the general partner as that approach did not reflect the economics of the transaction. The equity owners as a whole purchased the interest in SCPL, not just one owner or a class of owners. To attribute the entire reduction to the general partner would imply that the general partner was the only party to the transaction and solely responsible for payment of the consideration in excess of historical cost. However, all of the owners are a party to the transaction and provided consideration to acquire the purchased interest in SCPL.

Additionally, the premium paid above book value, as agreed upon between the SemGroup and Rose Rock Boards of Directors and subject to review of a fairness opinion by the Conflicts Committee, is representative of the value of future earnings which Rose Rock expects to be recovered from the asset. All of the equity classes will share in these future earnings based on the terms of Rose Rock’s partnership agreement, which provides that the various partnership classes will participate in undistributed earnings pro-rata. As future earnings represented by the purchase price in excess of historical value will be shared pro-rata by the various ownership classes, it was deemed appropriate to reflect the reduction of equity in a similar manner.

The historical cost of the interests in SCPL purchased in 2013 was $122 million. The agreed upon value of the transactions totaled $536.3 million made up of cash of $362.7 million and equity consideration valued at $173.6 million. We recorded a net reduction to equity from these transactions of $240.7 million, which is equal to the cash consideration less the historical cost.

The equity consideration had no net impact on the total equity of the partnership. However, the value of the equity issued, as determined by reference to exchange traded prices, was attributed to the partnership accounts of the equity holders receiving the equity consideration and then equity was reduced by an equal and offsetting amount allocated pro-rata to all equity holders based on the ownership interests subsequent to the issuance. The result of these entries was a reallocation of capital between partnership accounts to reflect the transfer of value between partner classes for the equity consideration which was issued but could not increase equity as this was a common control transaction. We considered the alternative, not booking any entries to the balance sheet related to the equity consideration; however this approach did not adequately reflect the transfer of ownership and related rights between the various partnership interests.

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We believe the fair value of the equity interests issued to be the best method for reallocating equity interests among the partnership accounts as 1) the value is verifiable as the units are publicly traded, 2) the market price was the basis for the consideration agreed on by the Board of Directors of each company and 3) any value assigned to the equity issued would be offset by a reduction for the purchase price in excess of historical cost. Therefore, the fair value was not used to assign value to the assets acquired or record a gain on the transaction, but was the basis for a reallocation of the book value of equity among the partnership accounts.

Please see the schedule below for detail concerning the transactions and the attribution of the resulting reduction of equity for consideration in excess of historical cost:

Transaction summary (in millions)
Book value of interest in SCPL		$46.3
January 11, 2013 transaction		75.7

December 16, 2013 transaction		$122.0	A
Cash consideration
January 11, 2013 transaction		$189.5
December 16, 2013 transaction		173.1

Total cash consideration		$362.7	B
Equity consideration
January 11, 2013 transaction
Common units	$44.4
Class A units	30.5
General partner	2.7

		$77.7
December 16, 2013
Common units	$54.5
Class A units	39.6
General partner	1.9
		$95.9

Total equity consideration		$173.7	C
Total consideration		$536.3	B+C
less: historical cost		(122.0)

Consideration in excess of historical cost		$414.3
Reduction to equity for cash consideration in excess of historical cost	$240.6		B-A
Reduction to equity for equity consideration in excess of historical cost	173.7		C

Consideration in excess of historical cost		$414.3
less: equity consideration		(173.7)

Net decrease to equity from SCPL transactions		$240.6

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Attribution of reduction to equity (in thousands, except units)

	Common Units – Public	Common Units – SemGroup	Subordinated Units	Class A Units	General Partner Interest	Total Partners’ Capital
January 11, 2013 transaction	$(90,516)	$(29,063)	$(84,379)	$(12,572)	$(4,418)	$(220,948)
%	41.0%	13.2%	38.2%	5.7%	2.0%	100.0%
Units subsequent to transaction	9,000,000	2,889,709	8,389,709	1,250,000	439,376	21,968,794
%	41.0%	13.2%	38.2%	5.7%	2.0%	100.0%
December 16, 2013 transaction	$(89,700)	$(28,620)	$(54,902)	$(16,720)	$(3,868)	$(193,360)
%	46.4%	14.8%	28.4%	8.4%	2.0%	100.0
Units subsequent to transaction	13,759,739	4,389,709	8,389,709	2,500,000	592,636	29,631,793
	46.4%	14.8%	28.3%	8.4%	2.0%	100.0%

Total reduction of equity for consideration in excess of historical cost	$(180,216)	$(57,683)	$(139,281)	$(28,842)	$(8,286)	$(414,308)
Total equity consideration	—	98,895	—	70,105	4,658	173,658

Net impact to equity	$(180,216)	$41,212	$(139,281)	$41,263	$(3,628)	$(240,650)

Please direct any questions you have with respect to the foregoing to the undersigned at (202) 662-3044 or bcooper@andrewskurth.com.

Very truly yours,

/s/ William J. Cooper

William J. Cooper

cc:	Sandy Eisen, Securities and Exchange Commission

H. Roger Schwall, Securities and Exchange Commission

Karina Dorin, Securities and Exchange Commission

Carlin G. Conner, Rose Rock Midstream GP, LLC

Robert N. Fitzgerald, Rose Rock Midstream GP, LLC

Candice Cheeseman, Rose Rock Midstream GP, LLC

Courtney Cochran Butler, Andrews Kurth LLP